SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Maguire Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559775101

(CUSIP Number)

Maguire Investments
Attn:  Robert F. Maguire III
Javier Bitar
1733 Ocean Avenue
Suite 300
Santa Monica, CA 90401
310-857-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 559775101
1		NAME OF REPORTING PERSON
Robert F. Maguire III

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,216,946 (1)
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
5,216,946 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,216,946 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
9.8 (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 5,216,946 limited partnership units (“OP Units”) of Maguire Properties, L.P (“Maguire OP”), that are redeemable by Mr. Maguire for an equal number of shares of common stock of Maguire Properties, Inc. (the “Issuer”).  Mr. Maguire also owns an additional 1,331,933 OP Units that are not currently redeemable for shares of common stock of the Issuer.  Under the terms of the Issuer’s charter, Mr. Maguire may not beneficially own (within the meaning of the Issuer’s charter) more than 9.8% of the Issuer’s outstanding common stock (the “Ownership Limit”).  The Maguire OP agreement of limited partnership in turn prohibits Mr. Maguire from redeeming OP Units of Maguire OP if such redemption would cause Mr. Maguire to beneficially own (within the meaning of the Issuer’s charter) an amount of common stock in excess of the Ownership Limit.

(2)
Calculated based on 48,017,200 shares of common stock outstanding as of November 5, 2009, as reported by the Issuer on its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, plus 5,216,946 shares of common stock that currently are issuable upon redemption of an equal number of OP Units that are beneficially owned by Mr. Maguire.

Introductory Note

This amendment amends the Schedule 13D filed on January 15, 2009 by Robert F. Maguire III (the “Reporting Person”), as amended on February 17, 2010 and as further amended on April 2, 2010 (as amended, the “Schedule 13D”).  This amendment relates to the common stock, par value $0.01 per share, of Maguire Properties, Inc., a Maryland corporation (the "Issuer").  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On each of March 31, 2010 and April 5, 2010, the Reporting Person sent a letter to Nelson C. Rising, the Chief Executive Officer of the Issuer (the “Letters”).  The Letters, among other things, included preliminary proposals for the Reporting Person to purchase certain assets from the Issuer.  There can be no assurance as whether the Issuer will take any action in response to the matters proposed in the Letters or whether such matters will lead to further discussions between the Reporting Person and the Issuer or to a transaction.  Copies of the Letters are filed as Exhibits 1 and 2 hereto.

Except as noted above, the Reporting Person, at this time, does not have any current plans or proposals which relate to or would result in (i) any extraordinary transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to be filed as Exhibits

Exhibit 1 – Letter from Robert F. Maguire III to Nelson C. Rising, dated March 31, 2010.

Exhibit 2 – Letter from Robert F. Maguire III to Nelson C. Rising, dated April 5, 2010.

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April 8, 2010

/s/ Robert F. Maguire III
Name: Robert F. Maguire III

Exhibit 1

MaguireInvestments
1733 Ocean Avenue Suite 400 Santa Monica, CA 90401 310 857 1100 Main 310 857 1198 Fax

March 31, 2010

Mr. Nelson C. Rising
Chief Executive Officer
Maguire Properties
355 South Grand Ave., Suite 3300
Los Angeles, California 90071

Dear Nelson,

You said you had an upcoming board meeting so I thought I would set out some issues and possible solutions which you might discuss at the board meeting. I am worried about the company’s ability to handle its maturing debt obligations so that the company’s tax obligations to me are not triggered; if that happened it would create significant problems for the company. I am having the calculations updated but the gain which must be protected is approximately $700 million and the actual fully grossed up tax the company would owe is approximately $300 million.

Shant projected unrestricted cash of $25 million or so by the end of this year.  The $15 million Griffin payment due in 2nd quarter 2011 takes you to $10 million in cash, which unfortunately gives you little running room unless cash is raised from another source.

I am quite concerned about the $400 million KPMG loan, which will require a significant paydown in 2012 (We calculate $90- $100 million to provide minimum 1.25x-1.35x coverage as well as T/I and commission reserves). If rates move up from the 7-7.25% 30 years achievable today, the required paydown could increase significantly. The actual tax obligation to me on KPMG is approximately $100 million so the company couldn’t walk from the loan without serious consequences.

The company as it sits today has little to sell to raise cash except for the properties which require my consent to sell. Accordingly it would behoove us to discuss some collaborative solutions. Clearly nothing close to the $90-$100 million required for KPMG is available.

We could create some running room for the company as follows:

1.
The company would transfer the KPMG Tower along with a modest cash payment to me along with the swap collateral account so I would have no exposure on the swap.  I would require a relatively small discount from Eurohypo in return for bringing in significant new capital. The company would be released from all obligations.

2.
I would buy U.S. Bank Tower with a significant cash payment to the company. U.S. Bank Tower does not have excessive leverage except that the vacancy will increase to 50% with the expiration soon of the Pacific Enterprises lease. This will make it difficult to refinance without investing $30-$35 million in T/I and commissions for releasing, which the company doesn’t have. The company’s tax obligation to me is approximately $90 million on U.S. Bank Tower, which would also be released by this deal.

3.	An acceptable deal to the company would be completed on PLF.

I can raise the capital required from the source you are familiar with or others.

The net result would be that the company would be relieved of these potentially crippling obligations and would have $60 million or so in unrestricted cash, which would enable the start of rebuilding of the company.  I would want efforts to sell land to stop for a period.

Nelson, we are in this together and we should be able to devise creative solutions to solve these problems. We have done that together before and I believe we can do so again. I look forward to discussing these thoughts with you and the board or whomever is designated. I think there is some real time urgency involved.

Regards,

Rob Maguire

Cc:  Chris Rising
        Javier Bitar

Exhibit 2

MaguireInvestments
1733 Ocean Avenue Suite 400 Santa Monica, CA 90401 310 857 1100 Main 310 857 1198 Fax

April 5, 2010

Mr. Nelson C. Rising
Chief Executive Officer
Maguire Properties
355 S. Grand Ave., Suite 3300
Los Angeles, California 90071

Dear Nelson:

On March 31, I wrote to express my concern about Maguire Properties’ ability to meet its debt obligations.  The company’s most recently filed Form 10-K further exacerbates my concerns.

Your figures and discussion show that the company will run perilously short of cash by the end of the first quarter of 2011 and your ability to raise cash is extremely limited.  In the 10-K, management warns that the company may not be able to raise any capital:

•	“We may not be able to raise capital to repay debt or finance our operations.”

•
“The deteriorating economic climate negatively affects the value of our properties and therefore reduces our ability to sell these properties on acceptable terms.  Our ability to sell our properties is also negatively affected by the weakness of the credit markets…Finally our current financial difficulties may encourage potential purchasers to offer less attractive terms for our properties.  These conditions also negatively affect our ability to raise capital through other means, including the sale of equity or joint venture interests.”

The 10-K specifically mentions the looming paydowns that will be necessary to refinance the KPMG Tower and Plaza Las Fuentes mortgage loans:

•
“Our KPMG Tower mortgage matures in October 2012. Based on current underwriting standards, management expects that this loan will require a substantial paydown upon refinancing (depending on market conditions). We have not yet identified the capital source or sources required to enable us to make this paydown.”

•
“Our Plaza Las Fuentes mortgage loan matures in September 2010. This loan has three one-year extension options remaining at December 31, 2009. The extension requirements include, among other things, meeting a debt service coverage ratio test and a loan-to-value test.  If we are unable to fulfill the extension conditions, we will likely need to make a paydown on this loan in order to obtain the extension.”

The 10-K notes that losing KPMG Tower or Plaza Las Fuentes would trigger the company’s tax indemnification obligations to me, which would be very large:

•
“At the time of our initial offering, we agreed to indemnify Mr. Maguire and related entities and other contributors from all direct and indirect tax consequences in the event that our Operating Partnership directly sells or indirectly sells, exchanges or otherwise disposes…of any portion of its interests in a taxable transaction….Were tax indemnification obligations to be triggered, the damages we would incur would likely have a material effect on our financial position and could result in our insolvency…”

It gets worse.  There’s not even a scintilla of hope.  Distraction, restrictive loans, and a shortage of cash rule the day:

•	“Our senior management’s focus on asset dispositions, loan defaults, cash generation and general strategic matters may adversely affect us.”

•	“Our debt covenants restrict our ability to enter into certain transactions if or when we decide to do so.”

•
“[W]e frequently endeavor to extend, refinance, modify or exit loans. If we are unable to do so on reasonable terms or at all, the resulting costs will deplete our capital resources and we could become insolvent.”

After re-reading this document, I have grave concerns that this company can survive.  Equally troubling is that management does not appear to have a clue, let alone a plan, about how to deal with the difficult situation in which it has placed the company.

In early 2008, I offered to purchase two-thirds of the company’s shares for $30-$32 per share.  This was a fully-financed offer.  The old Board’s refusal, with one exception, to consider this offer cost the shareholders approximately $1.6 billion.  On March 15, I gave you a plan to solve the upcoming Plaza Las Fuentes loan problem, which I followed with my March 31 letter.  In that letter, I proposed a broader plan for the company to deal with the problems detailed in your most recent 10-K.  Once again, I didn’t get so much as the courtesy of a response.  Given the serious state that the company is in, with its very survival at stake, I don’t believe the Board can afford to be this cavalier once again.

My proposal is a specific, fair and practical way out, one aimed at relieving Maguire Properties of significant obligations while providing $60 million or so in cash going forward.  To reiterate, it would involve the following:

1.
KPMG Tower.  We calculate that a paydown of at least $90 million to $100 million will be required in 2012 to refinance the KMPG Tower mortgage loan in 2012.  Under my plan, the company would transfer KPMG Tower along with a modest cash payment to me together with the swap collateral account so I would have no exposure on the swap.  I would require a relatively small discount from Eurohypo in return for bringing in significant new capital.  As a result, the company would be relieved of the paydown obligation and its tax indemnification obligation to me.

2.
U.S. Bank Tower. U.S. Bank Tower does not have excessive leverage, except that the vacancy will increase to 50% with the expiration soon of the Pacific Enterprises lease. This will make it difficult to refinance without investing $30-$35 million in T/Is and commissions for releasing, which the company doesn’t have. The company’s tax obligation to me is approximately $90 million on U.S. Bank Tower.  I would buy U.S. Bank Tower with a significant cash payment to the company and eliminate the company’s tax indemnification obligation.

3.
Plaza Las Fuentes.  By our calculations, you will need $14 million to $15 million to extend the Plaza Las Fuentes loan this September, and even then you still may be unable to meet the extension conditions.  Under my plan, we would buy Plaza Las Fuentes on mutually acceptable terms.

As I mentioned in my last letter to you, I can raise the capital required from a source with whom you are familiar – or from others.

Several times before I have offered to help, only to be ignored or rebuffed.  The Board “Just Said No” and the results speak for themselves.  Based upon what has been reported in your 10-K, to say the outlook for this company is bleak would be an understatement.

In addition to everything else, I am concerned on a number of other levels, including the steady exodus of truly talented and dedicated people from the company. That has left key management areas uncovered at a particularly critical time.

Nelson, I don’t have to remind you that next month marks the two-year anniversary since you succeeded me as Chief Executive Officer. You have shown enormous dedication during a terrible economy. But we need bold and creative leadership from you now before shareholders insist on changes to protect their interests.

I am the Company’s largest owner, and as potentially the company’s largest unsecured creditor. As unsecured creditor with the company’s obligation to pay my tax liability of approximately $300 million, I would come ahead of the common and preferred shareholders if triggered.  As such, I would like an opportunity to discuss these issues with the entire Board.  I look forward to hearing from you soon.

Sincerely,

Robert Maguire